T.	Rowe Price Summit Municipal Funds, Inc.

T.	Rowe Price Summit Municipal Intermediate Fund

The August 29, 2006 prospectus sticker notifying investors of a change in the fund’s operating policy on investments in bonds subject to the alternative minimum tax has been incorporated into the prospectus. The old policy permitted the fund to invest without limit in AMT bonds; the new policy allows the fund to derive only up to 20% of its income from bonds subject to the AMT.